VIA EDGAR

December 4, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Pattan

Re: ZOOZ Power Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted November 2, 2023

CIK No. 0001992818

Dear Mr. Pattan,

ZOOZ Power Ltd. (the “Company,” “ZOOZ,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 16, 2023, regarding our Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Registration Statement”) submitted to the Commission on November 2, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Draft Registration Statement (the “Amended Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-4 submitted November 2, 2023

Questions and Answers about the Business Combination Agreement page 28

1.	We note your revised disclosure in response to prior comment 5 explaining how the stock split will result in 6,000,000 ZOOZ ordinary shares post-Recapitalization. As previously requested, please clarify your disclosure indicating that the stock split will cause the implied value of the outstanding ZOOZ ordinary shares to equal $10 per share. That is, it appears the stock split will only cause the number of outstanding ZOOZ ordinary shares to equal 6,000,000. Tell us how a stock split of ZOOZ ordinary shares that results in 6,000,000 ZOOZ ordinary shares outstanding can cause an implied value of such shares to be $10 per share, in light of the trading price of ZOOZ ordinary shares on the TASE. That is, it appears that $10 per share is the assumed trading price of Keyarch Acquisition Corporation ordinary shares for which ZOOZ ordinary shares will be exchanged into in the Business Combination. In other words, it appears the implied value of the 6,000,000 ZOOZ ordinary shares outstanding will be $60,000,000 as a result of the Business Combination, not the Recapitalization.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment. In respect of the Staff’s comment, the Company has provided revised disclosure reflecting the Recapitalization provision provided in the Business Combination Agreement, beginning on page 28 of the Amended Registration Statement. The Company has likewise provided such specific disclosure throughout the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Condensed Combined Pro Forma Balance Sheet, page 46

2.	We note that the consummation of the Business Combination is subject to various conditions, including that either immediately prior to or upon the Closing, after giving effect to the Redemption and any receipt of proceeds from any pre-Closing Keyarch financing, Keyarch shall have net tangible assets of at least $5,000,001. Please tell us how you meet this condition under each of the No, Interim, and Maximum Redemption Scenarios.

Response to Comment 2: The Company is in advanced negotiations with several investors to sign a private placement agreement, which we refer to as a PIPE Investment, in the framework of which it expects to raise a total amount of approximately $20 million against the issuance of ordinary shares of the Company. The Company aims to sign binding agreements in the near future. As a result of the foregoing, under each of the redemption scenarios, the Company believes it will have net tangible assets of at least $5,000,001. The Company has added disclosure regarding a PIPE Investment in page 32 of the Amended Registration Statement. The Company will provide additional information and disclosure on the PIPE Investment once the binding agreements have been signed which will be prior to the closing of the merger.

Unaudited Condensed Combined Pro Forma Statement of Operations, page 52

3.	Please disclose the nature of the adjustments labeled as 4(C). In addition, revise to give effect to the actual redemption on July 20, 2023 as well as the impact of redemptions under the Interim and Maximum Redemption Scenarios. That is, your pro forma statements of operations should show the effect on income earned on investment held in Trust Account from such redemptions as if the redemptions occurred as of the earliest period presented

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and clarifies the following: 4(C) adjustments represent pro forma adjustments to Keyarch’s accumulated deficit to reflect the No, Interim and Maximum Redemption Scenarios.

4(E) represents pro forma adjustments to the financial income, net, that reflects the No, Interim and Maximum Redemption scenarios on January 1, 2022.

Opinion of Keyarch’s Financial Advisor, page 139

4.	We note your response to our prior comment 13 and that the assumptions underlying your provided projections appear to assume significant revenue growth inconsistent with your historic operating trends. Please revise your disclosure to clearly discuss why the board believes the assumptions underlying the projections are reasonable. Your revised disclosure should highlight the relevant factors that could prevent this growth from occurring.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has provided disclosure relating to the Keyarch board of directors’ assessment regarding the assumptions underlying the projections and their reasonability, and relevant factors that could prevent growth from occurring, in additional disclosure beginning on page 140 of the Amended Registration Statement.

ZOOZ Power Ltd.

Unaudited Condensed Interim Financial Statements

Notes to the Financial Statements

Note 2 - Significant Accounting Policies:

Revenues, page F-9

5.	We note your disclosure that you have one type of performance obligation under your contracts. Please clarify the nature of the performance obligation. Describe the promises in your contracts and how you determined that you have a single performance obligation and what consideration was given to the existence of any other distinct performance obligation. In this regard, you disclose on page 211 that revenue is also generated from professional services provided to customers in support of installation, operation, and maintenance of your products, in addition to the sale of ZOOZTER™-100 products.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and advises that the contract, for which revenue was recognized during the reporting period, includes the sale and installation of two Power Booster systems (the ZOOZTER™-100) to a client. The installation services the Company believes cannot be provided by alternative providers, are unique and significantly customize the Company’s Power Booster system. As such, the Company concluded that the system and the installation services should be accounted for as a single performance obligation. In addition, completion of the transaction was subject to acceptance from the client, which is a significant part of the process which involved high level of client specific uncertainty since this was the first systems installed as part of a contract with the client. The Company delivered the systems during the first quarter of 2023, but it was not until June 2023 that the acceptance and approval from the client of the successful installation of systems was received. Only at that point and upon transferring the control of the system did the Company recognized revenue from the sale.

The contract also includes a standard warranty provision for two years. The client does not have the option to purchase the warranty separately and the promised warranty does not provide the client with a service in addition to the assurance that the system complies with agreed-upon specifications. The Company concluded, in accordance with paragraphs 606-10-55-30 through 55-35, that the warranty does not provide the customer with a good or service in addition to that assurance and, therefore, the Company did not account for it as a performance obligation. The Company accounted for the assurance-type warranty in accordance with the requirements on product warranties in Subtopic 460-10.

The Company may offer other services in future contracts which are not included under its existing contracts. Regarding the disclosure on page 211, the Company amended the disclosure and clarified that the services included in that paragraph relates to potential revenue stream which has not yet materialized, in disclosure on page 211 of the Amended Registration Statement.

Note 6 - Commitments and Contingencies, page F-11

6.	We note your disclosure of the amount of the commitment to pay royalties as of June 30, 2023 in response to prior comment 17. As previously requested, please revise to disclose the total contingent obligation for royalties as of the balance sheet date. That is, we note that you have committed to pay royalties on any sales of the products up to the amount of the grants received from Israel Innovation Authority and other participation grants as well as from collaborations agreements and pilot programs, plus interest at LIBOR with respect to Israel Government grants and escalating based on the passage of time with respect to the BIRD grants. Revise to disclose the total amount of grants and funding received to date, plus interest and escalation, as applicable. Refer to ASC 450-10-50-4(b).

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and has revised disclosure regarding the Company’s commitments in Note 6, page F-11 of the Amended Registration Statement.

Audited Financial Statements

Notes to the Financial Statements

Note 9 - Commitments and Contingencies, page F-33

7.	We note your revised disclosure in response to prior comment 18 of the amounts deducted from research and development expenses. As previously requested, please reconcile these amounts to your discussion of the grants and funding received from government grants and collaborative arrangements in each of the periods presented. That is, we note your policy that the amounts received were recorded as an offset to research and development expenses, but the total amount of grants and funding received during each of the periods, as noted from your discussion, appears to significantly exceed the amounts deducted from research and development expenses in the table on page F-42. Consider providing us with a summarized roll forward of your grants and funding account. Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment, and the Company advises the Staff that the total amount of grants and funding received during 2021 are $289 thousand and the aggregate amount for the year 2020 and 2021 have the sum of approximately $900 thousand. This disclosure is contained in revised Note 9 of the Company’s financial statements. In addition, the Company advises the Staff that during those years, the amounts deducted from research and development expenses differ from the amounts received due to grants’ receivables and grants in advance which the Company recorded in its financial statements depending on the circumstances in each year. As requested by the Staff, the following are the grants and funding roll forward:

	2020		2021		2022	2023	Total
	U.S. dollars in thousands
Grants received (1)	569	(1)	289	(1)	85	344	1,287
Grants in advance (2)	-		(110)		-	-	(110)
Increase (Decrease) in Grants receivable (3)	(174)		10		274	(274)	(164)
Deduction from R&D (4)	395		189		359	70	1,013

(1)	Grants received from IIA and BIRD in cash. The grants received in 2020 and 2021 amount to $0.9 million, as detailed in revised Note 9, page F-34 of the Amended Registration Statement.
(2)	Grants received from the IIA for a project upon which the Company has paused work.
(3)	The Company records grant receivable when it is entitled to, and offset it when funds received the following period.
(4)	Represents the amounts deducted from R&D expenses during the period.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have any further comments, please feel free to contact Nahal A. Nellis, Esq. at nnellis@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Boaz Weizer
Boaz Weizer, Chief Executive Officer
ZOOZ Power Ltd.

cc:	Nahal Nellis, Esq.
Ellenoff Grossman & Schole LLP